OWENS CORNING WORLD HEADQUARTERS

ONE OWENS CORNING PARKWAY

TOLEDO, OHIO 43659

419.248.8067 FAX 419.325.4067

INTERNET: mark.mayer@owenscorning.com

MARK W. MAYER

VICE PRESIDENT AND CHIEF ACCOUNTING OFFICER

June 27, 2011

Via EDGAR Submission

Mr. Rufus Decker

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549-7010

Re:	Owens Corning
Form 10-K for the Fiscal Year ended December 31, 2010
Form 10-Q for the Fiscal Quarter ended March 31, 2011
File No. 1-33100

Dear Mr. Decker:

On behalf of Owens Corning (the “Company”), I submit the Company’s response to the written comment of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 20, 2011 relating to the Company’s Form 10-K for the fiscal year ended December 31, 2010 (the “Form 10-K”) and Form 10-Q for the period ended March 31, 2011, File No. 1-33100. The Company’s response to the Staff’s comment is set forth below. For ease of reference, the Staff’s comment is set forth below in its entirety.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2010

OWENS CORNING

Mr. Rufus Decker

Accounting Branch Chief

June 27, 2011

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

Liquidity, Capital Resources and Other Related Matters, page 30

1.	We have reviewed your response to prior comment 4 from our letter dated May 25, 2011. We continue to believe that you should further expand your disclosure to discuss all material changes in your operating activities, investing activities and financing activities as depicted in your statement of cash flows. For example, we note your proposed disclosure related to the changes in your operating activities. We would expect, at a minimum, discussion of asset impairments and deferred income taxes in the context of changes in your operating activities from December 31, 2009 to December 31, 2010. Please refer to the SEC Interpretive Release No. 33-8350. Please revise accordingly.

Response:

As discussed in our initial response dated June 9, 2011, there were two material drivers of change in cash flow provided by operating activities. The decrease in cash flow provided by operating activities in 2010 was the result of less cash generated from working capital that was partially off-set by improved earnings, excluding non-cash items.

Deferred income taxes and asset impairments are non-cash items and were referenced in our initial response. These items did not impact cash flow provided by operating activities as they are reconciling items used in the indirect method of presenting cash flows. We have disclosed the benefit/charge related to deferred income taxes and asset impairments within the Executive Overview and Results of Operations sections of MD&A. The Company views the disclosures made within the various sections of MD&A as an integrated whole and therefore did not consider it was necessary to repeat the disclosures.

In future filings, we will consider including a reference to the respective section of MD&A where additional information of the material drivers of change in operating, investing, and financing activities are discussed.

* * * *

As requested by the Commission, the Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Rufus Decker

Accounting Branch Chief

June 27, 2011

If you have any questions or comments in connection with any of the foregoing, please contact me at 419-248-8067.

Very truly yours,

/s/ Mark W. Mayer

Mark W. Mayer
Vice President and Chief Accounting Officer